2001 OPTIKA



ANNUAL REPORT

OPTIKA

www.optika.com



Select Optika Customers

Airborne Express
American Medical Response
AON Consulting
BMC West Corporation
Brazilian Ministry of Planning, Budget & Management
Clear Channel Communications
Ceridian Tax Service
Coca Cola Bottling Company Consolidated
Costco Wholesale
Ford Motor Company
Fordham University
The Gambrinus Company
Georgia-Pacific Corporation
The Home Depot
House of Fraser
Kuwait University
Merrill Lynch
Pepperdine University
Protective Life Corporation
Royal Automobile Club
Turner Broadcasting System, Inc.
Verizon Information Services
Veteran's Administration of Philadelphia
Volvo Car UK Limited
Weatherford International
Waste Management Inc.

Dear Optika Shareholder,

I believe that 2001 will be viewed as a turning point for Optika. We entered the year with a clear focus on providing the best products in the industry, continuing to build upon our strong relationships with our Advantage Partners, strengthening our strategic partnerships, and returning to profitability. Although 2001 will be a year remembered more for the deteriorating economy and the events of September 11, we were able to achieve all of the major objectives that we set for the company. This speaks volumes for the value that our software provides to our customers and is a clear indicator that we have a bright future in front of us.

Our most recent version of Acorde takes advantage of Optika's decade of experience in building production imaging, workflow and COLD products. Acorde brings to the Enterprise Content Management (ECM) market the only product suite that manages disparate types of paper-based and electronic transaction content and reports, automates complicated processes based on business rules, provides a forum for collaboration over the Web, and seamlessly integrates with Enterprise Resource Planning (ERP) and line-of-business systems. In 2001 we made tremendous progress on upgrading our customers to Acorde from our legacy products.

I am happy to report that the majority of our customers such as The Home Depot, Georgia Pacific, Turner Broadcasting, Merrill Lynch and Costco Wholesale are now on our latest releases, processing greater volumes of data then ever before. This has greatly reduced the stress on the company's product development and customer support groups, as they can now solely focus their efforts on continuing to enhance Acorde and address customer issues as opposed to maintaining multiple code bases. In short, all our efforts are now concentrated on taking our customers forward so that they can fully leverage the Web to change the way they do business.

We delivered Acorde 2.1 in February 2001 and followed it with the release of Acorde 2.2 in July. Both releases have proven to be of the highest quality, stability and performance and have increased our lead over the competition by extending both the product's functionality and scalability.

In November, we announced and shipped Acorde Desktop, which is built on the same code base as Acorde Enterprise, but has been priced and packaged for workgroups of 3 to 20 users and can be installed and implemented very rapidly. With Acorde, Optika can cost-effectively meet the needs of small workgroups; while at the same time address the requirements of large enterprises. The combination of Acorde's breadth of features and its scalability make our product offering extremely attractive to companies needing to run multiple applications of varying size and complexity within their organizations.

We also recently shipped Acorde 2.3, which adds new document management features and will allow us to expand the number of opportunities for which we can compete in the ECM market.

Financially, we achieved all of the goals we established at the outset of the year. In the first quarter we greatly reduced our operating expenses, allowing us to preserve our cash. In the second quarter, we restructured the investment by Thomas Weisel Partners, which strengthened our Balance Sheet. In the second half of the year we focused on sales, achieving increased revenue in the fourth quarter by 25% over the same period one year ago, and returning to profitability. In 2001 we expensed all of our R&D and continued to do only good business, resulting in a very strong Balance Sheet.

Our strategy of leveraging the investments companies have made in ERP and other critical line-of-business applications has also resonated with major corporations. Our J.D. Edwards adaptors for WorldSoftware, OneWorld and OneWorld XE have resulted in contracts with companies such as Weatherford International, WS Atkins, The Gambrinus Company, and American Medical Response. We have also announced our plans to build adaptors for both PeopleSoft and Oracle ERP applications, which are used by a significant number of our existing customers.

As you can see, we accomplished a lot in 2001 and we enter 2002 with a clear focus on growth and profitability. We will achieve our goals by delivering the highest quality software, ensuring the success of each and every one of our customers and being the best partner for our resellers. Every Optika employee knows the goals we have set for 2002 and what his or her role is in achieving our goals. Every Optika employee joins me in their commitment to the success of each Optika customer and partner, and it is this type of dedication that will ensure the success of our company.

Thank you for your continued support.



Mark K. Ruport
President, CEO and Chairman
Optika Inc.

Financial Section

Selected Financial Data	4
Management's Discussion and Analysis of Financial Condition and Results of Operations	5
Consolidated Balance Sheet	15
Consolidated Statements of Operations	16
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)	17
Consolidated Statements of Cash Flows	18
Notes to Consolidated Financial Statements	19
Report of Independent Auditors	30
Common Stock Data	31
Corporate Directory	32

Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Report. The consolidated statement of operations data for each of the three years in the period ended December 31, 2001 and the consolidated balance sheet data at December 31, 2001 and 2000, are derived from the audited consolidated financial statements included in this Report. The consolidated statement of operations data for the two years ended December 31, 1998 and 1997, and the consolidated balance sheet data at December 31, 1999, 1998 and 1997, are derived from audited consolidated financial statements not included in this Report.

(In thousands, except per share amounts)

Year Ended December 31,	2001	2000	1999	1998	1997
Consolidated Statement of Operations					
Revenues:					
Licenses	$ 6,306	$ 5,241	$ 11,457	$ 11,128	$ 15,912
Maintenance and other	9,975	10,589	10,308	7,419	5,751
Total revenues	16,281	15,830	21,765	18,547	21,663
Cost of revenues:					
Licenses	873	562	821	434	737
Maintenance and other	3,290	4,685	3,947	3,274	2,845
Total cost of revenues	4,163	5,247	4,768	3,708	3,582
Gross profit	12,118	10,583	16,997	14,839	18,081
Operating expenses:					
Sales and marketing	8,198	13,672	10,963	12,972	10,666
Research and development	5,591	8,434	5,635	5,332	4,978
General and administrative	1,792	2,392	1,997	2,714	1,829
Restructuring and other charges	1,071	—	—	425	885
Total operating expenses	16,652	24,498	18,595	21,443	18,358
Loss from operations	(4,534)	(13,915)	(1,598)	(6,604)	(277)
Other income, net	368	852	300	218	442
Income (loss) before income tax expense (benefit)	(4,166)	(13,063)	(1,298)	(6,386)	165
Income tax expense (benefit)	8	2,978	(454)	(1,276)	—
Net income (loss)	(4,174)	(16,041)	(844)	(5,110)	165
Preferred stock dividend	(447)	(1,037)	—	—	—
Accretion of preferred stock and beneficial conversion feature	(250)	(5,027)	—	—	—
Increase to income available to common stockholders from the conversion of preferred stock	6,196	—	—	—	—
Net income (loss) applicable to common stockholders	$ 1,325	$(22,105)	$ (844)	$ (5,110)	$ 165
Basic net income (loss) per common share	$ 0.16	$ (2.78)	$ (0.12)	$ (0.73)	$ 0.02
Basic weighted average number of common shares outstanding	8,184	7,948	7,192	6,989	6,782
Diluted net income (loss) per common share	$ (0.46)	$ (2.78)	$ (0.12)	$ (0.73)	$ 0.02
Diluted weighted average number of common shares outstanding	8,984	7,948	7,192	6,989	7,661

December 31,	2001	2000	1999	1998	1997
Consolidated Balance Sheet Data:	(in thousands)				
Cash, cash equivalents and short-term investments	$ 7,696	$ 11,704	$ 7,182	$ 7,811	$ 8,600
Working capital	5,762	8,512	5,737	6,176	12,747
Total assets	13,901	18,524	18,097	18,537	21,886
Redeemable convertible preferred stock	—	10,849	—	—	—
Total stockholders' equity	7,395	769	11,356	11,820	16,492

This management's discussion and analysis of financial condition and results of operations includes a number of forward-looking statements which reflect our current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed below and those under the caption "Business Risks" in Item 1 of our Annual Report on Form 10-K, that could cause actual results to differ materially from historical results or those anticipated.

Overview

Optika® Inc. is a leading provider of imaging, workflow and collaboration software. Optika's Acorde family of enterprise content management (ECM) software solutions, including Acorde Context™, Acorde Process™ and Acorde Resolve™, allow companies to effectively and cost-efficiently manage paper-intensive or complex business processes and transactions. Acorde provides the ability to access and store multiple formats of business content, both digital and non-digital; automate processes across the organization and externally with partners and customers; and enable online collaboration around these paper-intensive or complex processes in real and near time. Built on a three-tier, scalable and extensible platform, Acorde delivers a variety of client desktops, including Windows and Web, and easily integrates with enterprise resource planning (ERP), line-of-business (LOB) and other third-party applications. The Acorde product family allows organizations to improve processing efficiency, reduce operating costs and increase customer and trading partner service and satisfaction.

Industry Background

Over the past few years, companies have felt increasing pressure to deliver process efficiency and service improvements. In division after division these companies have attempted to optimize core transaction processes to respond to competition, better service their customers and vendors, and improve their operating margins. Our goal is to answer this marketplace need and make organizations more efficient by decreasing the cost of business transactions and their associated cycle-times and increasing the productivity of their workforces.

Optika is able to achieve this goal by leveraging and integrating ERP and other critical LOB applications with context and process solutions, and extending them outside the organization with collaboration tools. By doing this, we help our customers leverage the strategic investments they have made in business systems, reduce their cost of operations, and provide security for their critical business documents. This not only has a large favorable impact on the financial aspects of our customers' business, but it also helps our customers increase vendor and customer satisfaction.

We are able to achieve these benefits for organizations that have high volumes of transactions as well as those that have the need to manage and store data and documents in multiple formats in a variety of locations throughout their organizations.

Business drivers are those factors that compel a customer to look for a solution such as Optika's Acorde to satisfy their business requirements. Business drivers are often described by chief financial officers, chief information officers and business managers as follows:

- *Increase process and transaction efficiency.* This need is defined in terms of lowered costs of doing business and generating higher levels of service. This especially applies to processes that have high transaction volumes along with content and supporting documents beyond the transaction itself.

- *Reduce transaction cycle times.* Time is money and the ability to process transactions in an expedited fashion is imperative. Due to the enormous costs involved, this is particularly important when dealing with transactions that are out of tolerance.

- *Reduce operating expenses.* Many organizations are facing limited or stagnant growth. When shareholder value cannot be enhanced by growing revenues, it becomes necessary to focus on improving business processes to drive down costs and improve profit margins.

- *Accomplish the same amount of work with fewer people—or to accomplish more work with the same number of people.* Obviously, this goal cannot be achieved without an improvement in business process management.

- *Control the proliferation of paper.* Some companies are virtually drowning in a sea of paper and need to evolve to electronic methods. This is not only a cost imperative, but a security imperative as well.

- *Manage multiple sources of business data.* It is not unusual to find companies where the transaction data needs to be supported by documents and data from several additional systems. The task of managing this data and the multiple systems that contain it can be daunting.

Another important business driver is the increasing focus on integrating an organization's key business partners, such as vendors and customers, into the organization's traditional business processes. Although e-business was initially thought of as a revolutionary way to market, sell and purchase goods and services, the industry is now realizing the even greater potential of e-business in changing the way businesses manage their supply chain partners. Therefore, the transition to e-business will require solutions that manage the new e-business-based processes, as well as the on-going paper-intensive processes. A key component of this solution is the ability to manage the "out-of-tolerance" transactions that are currently handled through costly and ineffective traditional paper-intensive means. We believe that as businesses continue to automate their paper-intensive processes and as e-business assumes a central role in their business models, organizations will seek technology-based solutions that leverage the Internet to solve transaction problems in real-time and within their transaction processes.

Optika Acorde

The Acorde product family is changing the way organizations process, fulfill and support business transactions through the following solutions:

Acorde Context

Acorde Context enables companies to securely capture, store, retrieve and display transaction documents and information, regardless of source or type. Acorde Context can manage both paper and electronic documents, as well as electronic (COLD) reports and provide seamless integration to a company's LOB applications. Secure access to information from the LOB application is provided through the use of Acorde's LOB Link server component. A core piece of our ERP integrations, LOB Link provides a graphical mapping capability that allows customers to seamlessly integrate Acorde and the LOB application—regardless of the vendor. The Web enables opportunities for companies to do business faster and at reduced costs. To efficiently conduct business transactions, both between internal departments and externally with trading partners, businesses need immediate access to all relevant transaction information, regardless of how it is executed.

Acorde Process

Acorde Process provides sophisticated workflow functionality for automating processes and delivering business transaction information within organizations and over the Web to external users. Traditional business processes within applications such as accounts payables and receivables, human resources and claims processing, are often manual and costly, resulting in ineffective ways of processing transactions and managing supporting information and documents. The Internet is creating opportunities for companies to enhance the way they conduct business—across department, across the enterprise and with customers and suppliers. The Acorde product family leverages the openness and flexibility of the Web to enable companies to automate processes and efficiently deliver the right information to the right people at the right time.

Acorde Resolve

Acorde Resolve allows businesses to build collaboration hubs, which deliver collaborative tools in a virtual office environment, for resolving and collaborating around transactions and their inherent discrepancies internally and with trading partners. Analyst reports show that approximately 11% of organizations' business transactions have problems or discrepancies, such as short shipments, quantity mismatches and substitutions. The resolution of these failures typically require time-intensive, manual processes involving research and approval on a number of levels within multiple organizations. In addition, the cost to process these problem transactions is nearly equal to the cost to process all transactions that complete successfully. Companies must create more efficient resolution of transaction issues to cut costs and improve relationships with key customers and vendors.

Leveraging industry standards and providing a variety of client desktops, Acorde also enables companies to integrate with LOB and third party applications such as ERP systems. By utilizing Acorde Adaptors and the Acorde SDK, organizations can seamlessly integrate with their existing infrastructures and systems, enabling them to cost-effectively take advantage of and leverage the investments they have already made in their crucial business systems.

Operations

The license of our software products is typically an executive-level decision by prospective end-users and generally requires our sales staff and our Advantage Partners (APs) to engage in a lengthy and complex sales cycle (typically between six and twelve months from the initial contact date). We distribute our products through a direct sales force and a network of APs. For 2001, approximately 67% of our license revenues were derived from our APs and the remaining license fees were derived from direct sales. However, no individual customer accounted for more than 10% of our total revenues. For the years ended December 31, 2001, 2000 and 1999, we generated approximately 12%, 15% and 17%, respectively, of our total revenues from international sales. Our revenues consist primarily of license revenues, which are comprised of one-time fees for the license of our products, service revenues, and maintenance revenues, which are comprised of fees for upgrades and technical support. Our APs, which are responsible for the installation and integration of the software for their customers, enter into sales agreements with the end-user, and license software directly from us. We license software directly to the end-user through software license agreements. Annual maintenance agreements are also entered into between the APs and the end-user, and the APs then purchase maintenance services directly from us. For 2001 and

2000, approximately 39% and 33%, respectively, of our total revenues were derived from software licenses and approximately 44% and 47%, respectively, of our total revenues were derived from maintenance agreements. For 2001 and 2000, other revenues, which are comprised of training, consulting and implementation services, and third-party hardware and software products, accounted for 17% and 20%, respectively, of our total revenues.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

On an on-going basis, we evaluate our estimates and judgments, including those related to income taxes, bad debts, restructuring charges, contingencies and litigation. We base our estimates and judgments on historical experience, forecasts and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We earn our revenue primarily from licenses and fees. Our revenue is recognized in accordance with Statement of Position 97-2 (SOP 97-2), as amended by Statement of Position 98-9. For sales made either through our APs or by us, we generally recognize license revenue upon shipment when a non-cancelable license agreement has been signed or a purchase order has been received, delivery has occurred, the fee is fixed or determinable and collectibility is probable. The license fees are not assumed to be fixed or determinable if the fees are due more than 12 months after delivery, or are based on achievement of a milestone. Where applicable, fees from multiple element arrangements are unbundled and recorded as revenue as the elements are delivered to the extent that vendor specific objective evidence, or VSOE, of fair value exists for the various elements. We establish VSOE of fair value on maintenance and professional services elements based on prices charged when the same elements are sold in separate transactions. We have not established VSOE on license elements. Revenue on undelivered and delivered elements is recorded using the residual method in accordance with SOP 97-2, as amended.

Software maintenance revenues are deferred and recognized ratably over the maintenance period, which is generally one year. The unrecognized portion of software maintenance revenues is recorded in the accompanying balance sheets as deferred revenue. Other revenues are recognized as services are performed.

We generally do not grant rights to return products, except for defects in the performance of the products relative to specifications and pursuant to standard industry shrink-wrapped license agreements which provide for 30-day rights of return if an end-user does not accept the terms of the shrink-wrapped license agreements. The 30-day right of return begins upon product shipment. Our software license agreements generally do not provide price adjustments or rotation rights. We generally include a 90-day limited warranty with the software license, which entitles the end-user to corrections for documented program errors.

Accounting for Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe it is more likely than not to be realized in the foreseeable future. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we determine that we would not be able to realize all or part of our net deferred tax assets in the foreseeable future, an adjustment to the deferred tax asset is charged to income in the period such determination is made. Likewise, should we determine that we would be able to realize our deferred tax assets in the foreseeable future in excess of our net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Accounting for Preferred Stock

In 2000 we completed the sale of 731,851 shares of Series A Convertible Preferred Stock (the "Preferred Stock"), and Warrants (the "Warrants") to purchase an aggregate of 307,298 shares of our common stock to an investor group consisting principally of Thomas Weisel Capital Partners and affiliated entities ("TWCP") for an aggregate purchase price of $15 million. The Preferred Stock could have been redeemed if, after one year, our common stock traded above a specified price level for a period of time. Until then, it accrued a cumulative dividend of eight percent (8%) per annum. The Preferred Stock was subject to mandatory redemption provisions on the eighth anniversary of the issuance for cash equal to the stated liquidation preference plus accumulated unpaid dividends. The Preferred Stock was convertible to common stock at the holder's option based upon the conversion formula as defined in the Preferred Stock Certificate of Designation. We also assumed an obligation to register the shares of its common stock underlying the Preferred Stock and the Warrants.

The $15 million in gross proceeds received was allocated between the Preferred Stock, the beneficial conversion feature, and the warrants based on the respective fair values of each instrument, or approximately $5.5 million for the Preferred Stock, approximately $4.4 million for the beneficial conversion feature, and approximately $5.1 million for the warrants. The initial carrying amount of the Preferred Stock was increased by periodic accretions so that the carrying amount would have been equal to the redemption amount ($15 million) at the redemption date in 2008. The periodic increases in carrying amount were effected by charges against additional paid in capital. The value of the beneficial conversion feature was determined by calculating the fair market value of the underlying common stock less the intrinsic value of the Preferred Stock based on the allocation of proceeds. As the Preferred Stock was convertible into common stock at any time, the beneficial conversion amount was accreted in its entirety at the date of issuance of the Preferred Stock.

In connection with the above Preferred Stock transaction, warrants were issued to purchase 307,298 shares of our common stock at an exercise price of $22.448 per share. The warrants were to expire in 2008 and as of May 7, 2001 no warrants were exercised. The fair value of the warrants was determined to be $5,122,658 at the date of issuance and was separately recorded as warrants for the purchase of the Company's common stock and as a reduction to the Series A Convertible Preferred Stock. The fair value of the warrants was estimated on the date of issuance using the Black-Scholes option-pricing model with the following assumptions; expected volatility of 97%; risk-free interest rate of 5.25%; and contractual life of 8 years.

On May 7, 2001, Thomas Weisel Capital Partners L.P., a Delaware limited partnership, certain of its affiliates and RKB Capital, L.P. (the "Purchasers") and us entered into an Exchange Agreement, pursuant to which we have issued Series A-1 Convertible Preferred Stock (the "Series A-1 Preferred"), having the terms and provisions set forth in the Certificate of Designation designating the Series A-1 Convertible Preferred Stock, on a one-for-one basis, in return for the exchange, surrender and cancellation of the Series A Redeemable Convertible Preferred Stock (the "Series A Preferred"). The Series A-1 Preferred issued in exchange for the Series A Preferred is substantially identical to the Series A Preferred with the exception of certain changes made to the redemption, dividend, protective and liquidation provisions thereof. In connection with this transaction, we also purchased the warrants associated with the Series A Preferred for an aggregate of $0.01. The Series A-1 Preferred is convertible to common stock at the holders' option based upon the conversion formula as defined in the Certificate of Designation.

The Series A-1 Preferred was recorded in stockholders' equity at its fair value. The difference between the carrying value of the Series A Preferred at the time of the exchange and the fair value of the Series A-1 Preferred of $5.35 million (as determined by an independent valuation) was recorded as an increase in additional paid-in capital and as a one-time adjustment to net income (loss) applicable to common stockholders. As a result of the Exchange Agreement, future periods will not have adjustments to income for accumulating dividends or allocations of the discounts associated with the Series A Preferred Stock.

Accounting for Restructuring Activities

During February 2001, we reduced our workforce by approximately 25%. This reduction in force resulted in approximately $1.1 million of restructuring charges to earnings in the first quarter of 2001; primarily to cover severance and severance related costs. We realized both expense savings and reduced cash outflows during fiscal year 2001 from the reduction in salary costs, office space and related overhead expenses as a result of the restructuring plan.

Results of Operations

Comparison of Years Ended December 31, 2000 to December 31, 2001

Revenues

Total revenues increased 3% from $15.8 million for the year ended December 31, 2000 to $16.3 million for the year ended December 31, 2001.

Licenses. License revenues increased 20% from $5.2 million for the year ended December 31, 2000 to $6.3 million for the year ended December 31, 2001, representing approximately 33% and 39%, respectively, of total revenues in both periods. The increase in license revenue is attributable to an overall increased demand for our products. License revenues generated outside of the United States decreased from approximately 22% of license revenues for the year ended December 31, 2000 to approximately 13% of license revenues for the year ended December 31, 2001. This decrease is attributable to increased United States license revenue in 2001.

Maintenance and Other. Maintenance revenues, exclusive of other revenues, decreased 4%, from approximately $7.5 million during the year ended December 31, 2000, to $7.2 million for the year ended December 31, 2001, representing approximately 47% of total revenues for the year ended December 31, 2000 and 44% of total revenues for the year ended December 31, 2001. This absolute dollar decrease was primarily a result of the discontinued maintenance contracts from FilePower (predecessor product to Acorde) customers that elected to discontinue maintenance. This decrease was partially offset by maintenance contracts from new accounts. Other revenue, consisting primarily of consulting services and training, represented 20% and 17% of total revenue for the years ended December 31, 2000 and 2001, respectively. The decrease in other revenues as a percentage of total revenues was primarily due to other revenues remaining stable while total license revenues increased in fiscal year 2001.

Cost of Revenues

Licenses. Cost of licenses consists primarily of royalty payments to third-party software vendors and costs of product media, duplication, packaging and fulfillment. Cost of licenses increased from $562,000, or 11% of license revenues, for the year ended December 31, 2000, to $873,000, or 14% of license revenues, for the year ended December 31, 2001, primarily as a result of the increased license revenue during the period and the increase of third party royalty payments during the year ended December 31, 2001.

Maintenance and Other. Cost of maintenance and other consists of the direct and indirect costs of providing software maintenance and support, training and consulting services, to our APs and end-users. Cost of maintenance and other decreased from $4.7 million, or 44% of maintenance and other revenues, for the year ended December 31, 2000, to $3.3 million, or 33% of maintenance and other revenues, for the year ended December 31, 2001. The decrease as a percentage of maintenance and other revenues is primarily a result of the decrease in allocated overhead expenditures and the reduction of our Solution Services group resulting from the reorganization performed in the first quarter of 2001.

Operating Expenses

Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions and other related expenses for sales and marketing personnel, marketing, advertising, and promotional expenses. Sales and marketing expenses decreased from $13.7 million, or 86% of total revenues, for the year ended December 31, 2000, to $8.2 million, or 50% of total revenues, for the year ended December 31, 2001. This decrease in sales and marketing is primarily attributable to the decrease in our direct sales and marketing organizations in early 2001. We currently anticipate that sales and marketing expenses are likely to increase in absolute dollars in the foreseeable future.

Research and Development. Research and development expenses consist primarily of salaries and other related expenses for research and development personnel, and the cost of facilities and equipment. Research and development expenses decreased in absolute dollars from $8.4 million, or 53% of total revenues, for the year ended December 31, 2000, to $5.6 million, or 34% of total revenues, for the year ended December 31, 2001. The decrease in research and development expenses in 2001 was due to a reduction in headcount, contractors and related expenses. We currently anticipate that our research and development costs are likely to slightly increase in absolute dollars in the foreseeable future.

General and Administrative. General and administrative expenses consist primarily of salaries and other related expenses of administrative, executive and financial personnel, and outside professional fees. General and administrative expenses decreased from $2.4 million, or 15% of total revenues, for the year ended December 31, 2000, to $1.8 million, or 11% of total revenues, for the year ended December 31, 2001. The decrease was primarily due to decreased depreciation and lease costs supporting the decreased headcount in 2001. General and administrative expenses are likely to slightly increase in the foreseeable future.

Other income, net. Other income, net consists primarily of interest due to our investing activities offset by interest expense. We recognized other income, net of $852,000 during the year ended December 31, 2000, compared to other income, net of $368,000 during the year ended December 31, 2001. The decrease is due to generally lower invested balances and lower interest rates.

Income Tax Expense. In 2001, we recorded a full valuation allowance against our carryforward tax benefits that were generated in 2001, to the extent that we believe it is more likely than not that all of such benefits will not be realized in the near term. Our assessment of this valuation allowance was made using all available evidence, both positive and negative. In particular we considered both our historical results and our projections of profitability for only reasonably foreseeable future periods.

Comparison of Years Ended December 31, 1999 to December 31, 2000

Revenues

Total revenues decreased 27% from $21.8 million for the year ended December 31, 1999 to $15.8 million for the year ended December 31, 2000.

Licenses. License revenues decreased 54% from $11.5 million for the year ended December 31, 1999 to $5.2 million for the year ended December 31, 2000, representing approximately 53% and 33%, respectively, of total revenues in both periods. The decrease in license revenue was attributable to a shift in focus from our core technologies to the addition of collaborative tools that caused us to lose momentum in our traditional core product markets of Acorde Context and Acorde Process. During the end of 2000 and into 2001 we recognized the loss of momentum and increased our focus on our customers and APs in delivering a clearer product message that focused on the strengths of our legacy applications complimented by our collaborative product offering. License revenues generated outside of the United States increased from approximately 19% of license revenues for the year ended December 31, 1999 to approximately 22% of license revenues for the year ended December 31, 2000. This increase was attributable to decreased United States license revenue in 2000.

Maintenance and Other. Maintenance revenues, exclusive of other revenues, increased 5%, from approximately $7.1 million during the year ended December 31, 1999, to $7.5 million for the year ended December 31, 2000, representing approximately 33% of total revenues for the year ended December 31, 1999 and 47% of total revenues for the year ended December 31, 2000. This absolute dollar increase was primarily a result of an increase in the number of installed systems. Other revenue, consisting primarily of consulting services and training, represented 14% and 20% of total revenue for the years ended December 31, 1999 and 2000, respectively. The increase in other revenues as a percentage of total revenues was primarily due to other revenues remaining stable while total license revenues decreased in fiscal year 2000.

Cost of Revenues

Licenses. Cost of licenses consists primarily of royalty payments to third-party software vendors and costs of product media, duplication, packaging and fulfillment. Cost of licenses decreased from $821,000, or 7% of license revenues, for the year ended December 31, 1999, to $562,000, or 11% of license revenues, for the year ended December 31, 2000, primarily as a result of the decreased license revenue during the period.

Maintenance and Other. Cost of maintenance and other consists of the direct and indirect costs of providing software maintenance and support, training and consulting services, to our APs and end-users. Cost of maintenance and other increased from $3.9 million, or 38% of maintenance and other revenues, for the year ended December 31, 1999, to $4.7 million, or 44% of maintenance and other revenues, for the year ended December 31, 2000. The increase as a percentage of maintenance and other revenues is primarily a result of the increase in resources to service our increased maintenance base.

Operating Expenses

Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions and other related expenses for sales and marketing personnel, marketing, advertising, and promotional expenses. Sales and marketing expenses increased from $11.0 million, or 50% of total revenues, for the year ended December 31, 1999, to $13.7 million, or 86% of total revenues, for the year ended December 31, 2000. This increase in sales and marketing was primarily attributable to the increase in our direct sales organization throughout fiscal year 2000.

Research and Development. Research and development expenses consist primarily of salaries and other related expenses for research and development personnel, and the cost of facilities and equipment. Research and development expenses increased in absolute dollars from $5.6 million, or 26% of total revenues, for the year ended December 31, 1999, to $8.4 million, or 53% of total revenues, for the year ended December 31, 2000. The increase in research and development expenses in 2000 was used to fund the development of the Optika Acorde product family and product enhancements to our existing product line.

General and Administrative. General and administrative expenses consist primarily of salaries and other related expenses of administrative, executive and financial personnel, and outside professional fees. General and administrative expenses increased from $2.0 million, or 9% of total revenues, for the year ended December 31, 1999, to $2.4 million, or 15% of total revenues, for the year ended December 31, 2000. The increase was primarily due to increased depreciation and lease costs supporting the increased headcount in 2000.

Other income, net. Other income, net consists primarily of interest due to our investing activities offset by interest expense. We recognized other income, net of $300,000 during the year ended December 31, 1999, compared to other income, net of $852,000 during the year ended December 31, 2000.

Income Tax Expense. In 2000, we recorded a full valuation allowance against our carryforward tax benefits to the extent that we believe it is more likely than not that all of such benefits will not be realized in the near term. Our assessment of this valuation allowance was made using all available evidence, both positive and negative. In particular we considered both our historical results and our projections of profitability for only reasonably foreseeable future periods.

Liquidity and Capital Resources

Cash and cash equivalents, including short-term investments, at December 31, 2001 was $7.7 million, decreasing by approximately $4.0 million from December 31, 2000. This decrease is due to our net loss.

For the year ended December 31, 2000, net cash used in operating activities was $10.5 million compared to net cash used in operating activities of $3.9 million for the year ended December 31, 2001. Cash used in operating activities for the year ended December 31, 2001 are primarily due to the net loss.

Cash used in investing activities was $6.8 million for the year ended December 31, 2000 compared to cash provided of $3.5 million for the year ended December 31, 2001. Cash flows from investing activities are primarily due to the purchase or sale of marketable securities offset by capital expenditures.

Cash provided by financing activities was $16.2 million for the year ended December 31, 2000. Cash used by financing activities was $24,000 for the year ended December 31, 2001. Cash provided by financing activities for the year ended December 31, 2000 resulted primarily from proceeds from the private placement of preferred stock and warrants for approximately $14.7 million of proceeds, net of issuance costs.

At December 31, 2001, our principal sources of liquidity included cash and short-term investments of $7.7 million. In addition, we have a secured credit facility for up to $3.0 million, bearing interest at the bank's prime rate. As of December 31, 2001, we had $2.8 million available for borrowing and no debt outstanding.

We believe that our current cash and short-term investments, together with anticipated cash flows from our operations and the availability of our bank credit facility, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", which is effective immediately. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of this standard will not impact our consolidated financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which is effective January 1, 2002. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead is tested for impairment at least annually. The adoption of this standard will not impact our consolidated financial position, results of operations, or cash flows.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The adoption of this standard will not impact our consolidated financial position, results of operations, or cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and replaces the accounting and reporting provisions for segments of a business to be disposed of Accounting Principles Board ("APB") Opinion No. 30, "Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 maintains the requirement that an impairment loss be recognized for a long-lived asset to be held and used if its carrying value is not expected to be recoverable from its undiscounted cash flows. SFAS No. 144 requires that long-lived assets to be disposed of, other than by sales, be considered held and used until actually disposed of and requires that depreciable lives be revised in accordance with APB Opinion No. 20, "Accounting Changes." SFAS No. 144 also requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less selling costs, but retains the requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that has either been disposed of or is classified as held for sale. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001. The adoption of this standard will not impact our consolidated financial position, results of operations, or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 31, 2001 we had $6.0 million in short-term investments that are sensitive to market risks. Our investment portfolio is used to preserve our capital until it is required to fund operations, including our research and development activities. We do not own any derivative financial instruments. Due to the nature of our investment portfolio we are primarily subject to interest rate risk.

Our investment portfolio includes fixed rate debt instruments that are primarily United States government and agency bonds of duration ranging from one to five years. The market value of these bonds is subject to interest rate risk, and could decline in value if interest rates increase. A hypothetical increase or decrease in market interest rates by 10% from December 31, 2001, would cause the fair market value of these short-term investments to change by an insignificant amount. Although the market value of these short-term investments would change due to the interest rate fluctuation, we have the ability to hold the investments to maturity, which would reduce overall market risk.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

December 31,	2001	2000
(In thousands, except share and per share amounts)		
Assets		
Current assets:		
Cash and cash equivalents	$ 1,746	$ 2,192
Short-term investments	5,950	9,512
Accounts receivable, net of allowance for doubtful accounts of $110 and $86 at December 31, 2001 and 2000, respectively	4,035	2,913
Other current assets	537	801
Total current assets	12,268	15,418
Property and equipment, net	1,364	2,625
Other assets	269	481
	$ 13,901	$ 18,524
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 486	$ 1,052
Accrued expenses	1,210	1,043
Accrued compensation expense	861	909
Deferred revenue	3,949	3,902
Total current liabilities	6,506	6,906
Series A redeemable convertible preferred stock, $.001 par value; 731,851 shares authorized; none and 731,851 issued and outstanding at December 31, 2001 and 2000, respectively (liquidation preference of $16,037 at December 31, 2000)	—	10,849
Commitments and contingencies (Notes 4, 6, 7 and 10)		
Stockholders' equity:		
Common stock; $.001 par value; 25,000,000 shares authorized; 8,214,713 and 8,107,149 shares issued and outstanding at December 31, 2001 and 2000, respectively	8	8
Series A-1 preferred stock; $.001 par value; 731,851 shares authorized, issued and outstanding at December 31, 2001	5,199	—
Additional paid-in capital	29,051	23,425
Accumulated deficit	(26,863)	(22,689)
Accumulated other comprehensive income	—	25
Total stockholders' equity	7,395	769
	$ 13,901	$ 18,524

(The accompanying notes are an integral part of these consolidated financial statements)

Consolidated Statements of Operations

December 31,	2001	2000	1999
(In thousands, except per share amounts)			
Revenues:			
Licenses	$ 6,306	$ 5,241	$ 11,457
Maintenance and other	9,975	10,589	10,308
Total revenue	16,281	15,830	21,765
Cost of revenues:			
Licenses	873	562	821
Maintenance and other	3,290	4,685	3,947
Total cost of revenues	4,163	5,247	4,768
Gross profit	12,118	10,583	16,997
Operating expenses:			
Sales and marketing	8,198	13,672	10,963
Research and development	5,591	8,434	5,635
General and administrative	1,792	2,392	1,997
Restructuring and other charges	1,071	—	—
Total operating expenses	16,652	24,498	18,595
Loss from operations	(4,534)	(13,915)	(1,598)
Other income, net	368	852	300
Loss before income tax expense (benefit)	(4,166)	(13,063)	(1,298)
Income tax expense (benefit)	8	2,978	(454)
Net loss	(4,174)	(16,041)	(844)
Preferred stock dividend	(447)	(1,037)	—
Accretion of preferred stock and beneficial conversion feature	(250)	(5,027)	—
Increase to income available to common stockholders from the conversion of preferred stock	6,196	—	—
Net income (loss) applicable to common stockholders	$ 1,325	$ (22,105)	$ (844)
Basic net income (loss) per common share	$ 0.16	$ (2.78)	$ (0.12)
Basic weighted average number of common shares outstanding	8,184	7,948	7,192
Diluted net loss per common share	$ (0.46)	$ (2.78)	$ (0.12)
Diluted weighted average number of common shares outstanding	8,984	7,948	7,192

(The accompanying notes are an integral part of these consolidated financial statements)

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

	Common Stock Shares	Common Stock Amount	Series A-1 Preferred Stock Shares	Series A-1 Preferred Stock Amount	Additional Paid-in Capital	Accumulated (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
(In thousands, except share amounts)								
Balances at December 31, 1998	7,114,573	$ 7	—	$ —	$ 17,617	$ (5,804)	$ —	$ 11,820
Common stock issued upon exercise of stock options	111,316	—	—	—	301	—	—	301
Common stock issued pursuant to employee stock purchase plan	67,923	—	—	—	183	—	—	183
Common stock issued upon exercise of Warrants	13,866	—	—	—	—	—	—	—
Comprehensive loss:								
Unrealized loss on investments	—	—	—	—	—	—	(104)	
Net loss	—	—	—	—	—	(844)	—	
Total comprehensive loss								(948)
Balances at December 31, 1999	7,307,678	7	—	—	18,101	(6,648)	(104)	11,356
Common stock issued upon exercise of stock options	760,042	1	—	—	1,357	—	—	1,358
Common stock issued pursuant to employee stock purchase plan	39,429	—	—	—	124	—	—	124
Issuance of warrants in connection with preferred stock offering	—	—	—	—	5,123	—	—	5,123
Issuance of common stock options for preferred stock offering costs	—	—	—	—	376	—	—	376
Accretion of preferred stock	—	—	—	—	(619)	—	—	(619)
Preferred stock dividends	—	—	—	—	(1,037)	—	—	(1,037)
Comprehensive gain:								
Unrealized gain on investments	—	—	—	—	—	—	129	
Net loss	—	—	—	—	—	(16,041)	—	
Total comprehensive loss								(15,912)
Balances at December 31, 2000	8,107,149	8	—	—	23,425	(22,689)	25	769
Common stock issued pursuant to employee stock purchase plan	107,564	—	—	—	127	—	—	127
Accretion of preferred stock	—	—	—	—	(250)	—	—	(250)
Preferred stock dividends	—	—	—	—	(447)	—	—	(447)
Conversion of Series A to Series A-1 preferred stock, net of exchange costs	—	—	731,851	5,199	6,196	—	—	11,395
Comprehensive loss:								
Unrealized gain on investments	—	—	—	—	—	—	(25)	
Net loss	—	—	—	—	—	(4,174)	—	
Total comprehensive loss								(4,199)
Balances at December 31, 2001	8,214,713	$ 8	731,851	$ 5,199	$ 29,051	$ (26,863)	$ —	$ 7,395

(The accompanying notes are an integral part of these consolidated financial statements)

Consolidated Statements of Cash Flows

Year Ended December 31,	2001	2000	1999
(In thousands)			
Cash Flows from Operating Activities:			
Net loss	$ (4,174)	$ (16,041)	$ (844)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation and amortization	987	1,230	1,005
Loss on disposal of assets	294	23	157
Deferred tax expense (benefit)	—	2,946	(508)
Changes in assets and liabilities:			
Accounts receivable, net	(1,122)	1,828	(170)
Other assets	476	(672)	(29)
Accounts payable	(566)	183	159
Accrued expenses and accrued compensation expense	119	(93)	(607)
Deferred revenue	47	75	472
Net cash used by operating activities	(3,939)	(10,521)	(365)
Cash Flows from Investing Activities:			
Capital expenditures	(30)	(1,260)	(644)
Proceeds from sale of equipment	10	—	—
Sale of short-term investments	9,637	7,967	721
Purchase of short-term investments	(6,100)	(13,527)	(3,648)
Net cash provided (used) by investing activities	3,517	(6,820)	(3,571)
Cash Flows from Financing Activities:			
Expenditures for preferred stock exchange	(151)	—	—
Net proceeds from issuance of redeemable convertible preferred stock and warrants	—	14,692	—
Proceeds from issuance of common stock	127	1,482	484
Net cash provided (used) by financing activities	(24)	16,174	484
Net decrease in cash and cash equivalents	(446)	(1,167)	(3,452)
Cash and cash equivalents at beginning of year	2,192	3,359	6,811
Cash and cash equivalents at end of year	$ 1,746	$ 2,192	$ 3,359
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ —	$ —	$ —
Income taxes paid	$ 8	$ 30	$ 54

(The accompanying notes are an integral part of these consolidated financial statements)

1.

Nature of Business and Summary of Significant Accounting Policies

Optika Inc., a Delaware corporation, and its subsidiaries ("Optika" or the "Company") were formed in 1988 and provide imaging, workflow and collaboration software. By leveraging the technology of the Internet, the Company's software bridges the gap between paper and electronic commerce across the enterprise and throughout supply chains. The Company licenses its software under license agreements and provides services including maintenance, training and implementation.

Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Optika Inc. and its wholly owned subsidiaries Optika Imaging Systems Europe, Ltd., Optika Information Systems, LTDA, Optika Imaging Systems, GmbH and Optika Asia, Inc. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

The company earns revenue primarily from licenses and fees. Revenue is recognized in accordance with Statement of Position 97-2 (SOP 97-2), as amended by Statement of Position 98-9. For sales made either through our APs or by the company license revenue is generally recognized upon shipment when a non-cancelable license agreement has been signed or a purchase order has been received, delivery has occurred, the fee is fixed or determinable and collectibility is probable. The license fees are not assumed to be fixed or determinable if the fees are due more than 12 months after delivery, or are based on achievement of a milestone. Where applicable, fees from multiple element arrangements are unbundled and recorded as revenue as the elements are delivered to the extent that vendor specific objective evidence, or VSOE, of fair value exists for the various elements. The company establishes VSOE of fair value on maintenance and professional services elements based on prices charged when the same elements are sold in separate transactions. The company has not established VSOE on license elements. Revenue on undelivered and delivered elements is recorded using the residual method in accordance with SOP 97-2, as amended.

Software maintenance revenues are deferred and recognized ratably over the maintenance period, which is generally one year. The unrecognized portion of software maintenance revenues is recorded in the accompanying balance sheets as deferred revenue. Other revenues are recognized as services are performed.

The company generally does not grant rights to return products, except for defects in the performance of the products relative to specifications and pursuant to standard industry shrink-wrapped license agreements which provide for 30-day rights of return if an end-user does not accept the terms of the shrink-wrapped license agreements. The 30-day right of return begins upon product shipment. The company's software license agreements generally do not provide price adjustments or rotation rights. The company generally includes a 90-day limited warranty with the software license, which entitles the end-user to corrections for documented program errors.

Cash Equivalents and Short-term Investments

The Company classifies highly liquid short-term investments with original maturities of three months or less as cash equivalents. For 2001, short-term investments consisted of municipal bonds with maturity periods within one-year. For 2000, short-term investments consisted of U.S. Government debt securities with maturity periods from one to four years. Such short-term investments are classified as available-for-sale as defined by Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115) and accordingly are recorded at fair value. Increases or decreases in the fair value of investments classified as available-for-sale are recorded in comprehensive income (loss), net of the related tax effect. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. There were no unrealized gains or losses on short-term investments as of December 31, 2001 and the unrealized gain on short-term investments was $25,000 as of December 31, 2000. As of December 31, 2001, the carrying value of short-term investments approximated fair value.

Depreciation and Amortization

Computer equipment, office equipment and furniture are recorded at cost and depreciated using the straight-line method over estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the lease terms.

Software Development Costs

All internal research and development costs are expensed as incurred. Statement of Financial Accounting Standards No. 86 (SFAS No. 86) requires the capitalization of certain software development costs once technological feasibility is established. To date, the period between achieving technological feasibility and the general availability of such software has been short. Consequently, software development costs qualifying for capitalization have been insignificant and therefore, the Company has not capitalized any internal software development costs.

Income Taxes

We account for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS No. 109). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is recognized to the extent any deferred tax assets may not be realizable in the reasonably foreseeable future.

Foreign Currency Translation

The U.S. dollar is the functional currency of the consolidated corporation. For the Company's foreign subsidiaries, monetary assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date and non-monetary assets are translated at historical rates. Results of operations are translated using the average exchange rates during the period. Foreign currency translation and transaction gains or losses were not significant in any period presented.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as well as the reported amounts of revenue and expenses. Significant estimates have been made by management in several areas, including the collectibility of accounts receivable and the ability to realize deferred tax benefits. Actual results could differ from these estimates, making it reasonably possible that a change in these estimates could occur in the near term.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments including cash and trade receivables and payables, approximate their fair values.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Stock Compensation Plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25" issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," establishes accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

Net Income (Loss) Per Common Share

Basic earnings per share (EPS) is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income (loss) applicable to common stockholders adjusted for dilutive effect of securities by the weighted average number of common shares outstanding and the dilutive effect of potential common shares outstanding. Diluted EPS excludes 2,513,000, 2,220,000 and 2,329,000 options and warrants to purchase common stock in 2001, 2000 and 1999, respectively, and 731,851 shares of redeemable convertible preferred stock in 2000 because of their antidilutive effect.

The following is the reconciliation of the numerators and denominators of the basic and diluted EPS computations:

Year Ended December 31,	2001	2000	1999
(In thousands, except per share amounts)			
Basic earnings (loss) per share:			
Net income (loss) applicable to common stockholders	$ 1,325	$ (22,105)	$ (844)
Weighted average common shares outstanding	8,184	7,948	7,192
Net income (loss) per common share	$ 0.16	$ (2.78)	$ (0.12)
Diluted loss per share:			
Net income (loss) applicable to common stockholders	$ 1,325	$ (22,105)	$ (844)
Preferred stock dividend, accretion and effect of exchange	(5,499)	—	
	$ (4,174)	$ (22,105)	$ (844)
Weighted average common shares outstanding	8,184	7,948	7,192
Assumed conversion of preferred stock	800	—	—
	8,984	7,948	7,192
Diluted net loss per common share	$ (0.46)	$ (2.78)	$ (0.12)

Concentration

The Company has historically relied on a limited number of products to generate revenues and has concentrated risk related to the continued and future market acceptance of such products. The Company currently has no major customers accounting for more than 10% of its consolidated revenues; however, the Company's accounts receivable are heavily concentrated with resellers of the Company's products. At December 31, 2001 no individual customer receivable accounted for greater than 10% of the accounts receivable balance. Receivables from end users are not concentrated in any particular industry.

2.

Property and Equipment

Property and equipment consists of the following:

December 31,	2001	2000
(In thousands)		
Computer and office equipment	$ 3,924	$ 4,734
Leasehold improvements	1,049	1,074
Furniture, fixtures and other	638	1,055
	5,611	6,863
Less accumulated depreciation and amortization	(4,247)	(4,238)
	$ 1,364	$ 2,625

3.

Line of Credit

The Company has a line of credit expiring in October 2002, whereby it is able to draw up to $3.0 million bearing interest at the bank's prime rate. At December 31, 2001, $2.8 million was available for borrowing thereunder. Pursuant to the terms of the credit facility, any loans under the facility are secured by all of the Company's assets, with the exception of intellectual property and would be subject to certain covenants, including prohibition of the payment of dividends on our common stock. The Company has no debt outstanding at December 31, 2001.

4.

Lease Obligations

The Company has non-cancelable operating lease arrangements for office space and certain office equipment. Future minimum annual operating lease payments for the years ending December 31 are as follows:

Year ending December 31:	Operating Lease Obligations
(In thousands)	
2002	$ 832
2003	733
2004	743
2005	681
2006	653
Thereafter	165
	$ 3,807

Rent expense related to these and other operating leases approximated $1,400,000, $1,423,000, and $1,069,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

5.

Income Taxes

The Company's income tax expense (benefit) is comprised of the following:

Year Ended December 31,	2001	2000	1999
(In thousands)			
Current:			
Federal	$ —	$ —	$ —
State	3	2	—
Foreign	5	30	54
Deferred:			
Federal	—	2,760	(409)
State	—	186	(99)
Total expense (benefit) from income taxes	$ 8	$ 2,978	$ (454)

The Company's net deferred tax assets are comprised of the tax effects of the following :

Year Ended December 31,	2001	2000
(In thousands)		
Deferred Tax Assets		
Net operating loss carryforwards	$ 12,970	$ 11,420
Depreciation and amortization	110	73
Tax credit carryforwards	1,593	1,393
Accrued expenses	295	227
Deferred tax asset before valuation allowance	14,968	13,113
Valuation allowance	(14,968)	(13,113)
Net deferred tax asset	$ —	$ —

The benefit from income taxes differs from the amount computed by applying the effective U.S. statutory rates to the loss before income taxes as follows:

Year Ended December 31,	2001	2000	1999
(In thousands)			
U.S. federal income tax benefit at statutory rate	$ (1,458)	$ (4,572)	$ (441)
Increases (decreases) resulting from:			
State taxes, net of federal benefit	(349)	(1,093)	(45)
Stock option exercises	—	(2,554)	—
Non-deductible items	21	31	22
Increase in valuation allowance	1,855	11,593	—
Foreign tax rate differentials	15	39	68
Tax credits	(200)	(360)	(58)
Other	124	(106)	—
Expense (benefit) from income taxes	$ 8	$ 2,978	$ (454)

At December 31, 2001, the Company has net operating loss carryforwards of approximately $32,946,000 that expire beginning in 2009 through 2021. The net operating loss carryforward includes $2,554,000 in deductions relating to stock option exercises which will be credited to additional paid-in capital when the carryforwards are realized. Additionally, the Company has various tax credit carryforwards aggregating approximately $1,593,000 that expire beginning in 2005 through 2021.

The Company has recorded a full valuation allowance against its carryforward tax benefits to the extent that it believes that it is more likely than not all of such benefits will not be realized in the near term. The Company's assessment of this valuation allowance was made using all available evidence, both positive and negative. In particular the Company considered both its historical results and its projections of profitability for only reasonably foreseeable future periods. The Company's realization of its recorded net deferred tax assets is dependent on future taxable income and therefore, the Company is not assured that such benefits will be realized.

6.

Capital Stock and Benefit Plans

Stock Compensation Plans

At December 31, 2001 the Company has two stock-based compensation plans, a fixed stock option plan and an employee stock purchase plan. The Company applies APB Opinion 25 and related interpretations in accounting for its plans. The Company grants stock options with exercise prices equal to the fair market value of its common stock on the date of grant. Accordingly, no compensation cost has been recognized for its fixed stock option plan and its employee stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's pro-forma results of operations and pro-forma net loss per share would have been as follows:

(In thousands, except per share data)	2001	2000	1999
Net income (loss) applicable to common stockholders:			
As reported	$ 1,325	$ (22,105)	$ (844)
SFAS No. 123 Pro-forma	(400)	(24,691)	(2,282)
Basic net income (loss) per share:			
As reported	$ 0.16	$ (2.78)	$ (0.12)
SFAS No. 123 Pro-forma	(0.05)	(3.11)	(0.32)
Diluted net loss per share:			
As reported	$ (0.46)	$ (2.78)	$ (0.12)
SFAS No. 123 Pro-forma	(0.63)	(3.11)	(0.32)

Fixed Stock Option Plan

Under the Company's stock option plan, the Company may grant incentive and non-qualified stock options to its employees and directors for up to 4,772,592 shares of common stock. Under the plan, options are granted at an exercise price not less than the fair market value of the stock on the date of grant. The options generally vest ratably over two to four years and expire ten years after the date of grant. Certain options are subject to accelerated vesting provisions.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2001, 2000 and 1999, respectively; no estimated dividends; expected volatility of 112% for 2001, 116% for 2000 and 97% for 1999; risk-free interest rates between 3.91% and 4.93% in 2001, 4.99% and 6.71% in 2000, 5.16% and 6.35% in 1999; and expected option terms of 5 years for all years.

A summary of the status of the Company's stock option plan, excluding the warrants issued in connection with the Redeemable Convertible Preferred Stock discussed in note 7, as of December 31, 2001, 2000, and 1999 and changes during the years then ended are presented in the following table. No warrants were outstanding at December 31, 2001.

	2001		2000		1999	
	Shares (000's)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price
Outstanding at beginning of year	2,220	$ 5.16	2,329	$ 3.22	1,872	$ 2.61
Granted	1,579	1.25	1,082	8.33	952	4.52
Exercised	—	—	(431)	8.53	(130)	2.58
Forfeited	(983)	(4.87)	(760)	1.80	(365)	3.74
Outstanding at end of year	2,816	$ 3.07	2,220	$ 5.16	2,329	$ 3.22
Options and warrants exercisable at year end	1,270	$ 3.10	723	$ 3.45	1,168	$ 2.14
Weighted average fair value of options granted during the year		$ 1.01		$ 6.96		$ 3.50

The following table summarizes information about fixed stock options and warrants outstanding at December 31, 2001:

	Options and Warrants Outstanding			Options and Warrants Exercisable	
Range of Exercise Price	Number Outstanding at 12/31/01 (000's)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding at 12/31/01 (000's)	Weighted Average Exercise Price
$ .75 – 1.20	314	9.5	$ .99	9	$ 1.05
$ 1.31	1,107	9.1	1.31	421	1.31
$ 1.81 – 3.81	792	5.7	2.98	583	2.87
$ 4.00 - 36.00	603	7.8	7.50	257	6.61
	2,816	7.9	$ 3.07	1,270	$ 3.10

In connection with the Redeemable Convertible Preferred Stock discussed in note 7, the Company issued options to purchase 25,000 shares of common stock for offering costs to a non-employee. The fair value of this option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions; no estimated dividends; expected volatility of 97%; risk-free interest rate of 5.25%; and an option life of 3 years. The fair value of $376,000 related to this grant was included in the stock offering costs.

Employee Stock Purchase Plan

The Company's 2000 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in March 2000 and approved by the Company's stockholders in May 2000. Under the 2000 Purchase Plan, the Company is authorized to issue up to 300,000 shares of common stock to eligible employees effective August 1, 2000. On July 31, 2000 the Company's previous Employee Stock Purchase Plan terminated as all shares were issued. Under the terms of the Purchase Plans, employees may elect to have up to 10% of their total cash earnings withheld by payroll deduction to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of the market price on the participant's entry date into the Purchase Plan or the semi-annual purchase date.

The Company sold 107,563 shares to employees in 2001 under the Company's 2000 Purchase Plan. Under the previous Purchase Plan, the Company sold 39,429 shares to employees in 2000 and 67,923 shares to employees in 1999. The fair market value of each stock purchase plan grant is estimated on the date of grant using the Black-Scholes model with the following assumptions for 2001, 2000 and 1999, respectively; no estimated dividends for all years; expected volatility of 112%, 116% and 97%; risk free interest rates of 4.76% and 4.86% for 2001, 4.99% and 6.71% for 2000 and 5.16% and 6.35% for 1999; and an expected life of 0.5 years for all years. The weighted-average fair values of those purchase rights granted in 2001, 2000 and 1999 was $0.58, $8.26 and $1.82, respectively. As the Purchase Plan is a qualified plan under Internal Revenue Code Section 423, no related compensation cost is recognized in the financial statements.

401(k) Retirement Savings Plan

Effective January 1, 1994, the Company adopted a qualified 401(k) retirement savings plan for all employees. Participants may contribute up to 15% of their gross pay. The Company contributions are discretionary and vest at 20% per year over five years. The Company contributed $204,000 in 2001, $271,000 in 2000 and $196,000 in 1999.

7.
Redeemable Convertible Preferred Stock

In 2000 the Company completed the sale of 731,851 shares of Series A Redeemable Convertible Preferred Stock (the "Preferred Stock"), and Warrants (the "Warrants") to purchase an aggregate of 307,298 shares of the Company's common stock to an investor group consisting principally of Thomas Weisel Capital Partners and affiliated entities ("TWCP") for an aggregate purchase price of $15 million. The Preferred Stock could have been redeemed if, after one year, the Company's common stock traded above a specified price level for a period of time. Until then, it accrued a cumulative dividend of eight percent (8%) per annum. The Preferred Stock was subject to mandatory redemption provisions on the eighth anniversary of the issuance for cash equal to the stated liquidation preference plus accumulated unpaid dividends. The Preferred Stock was convertible to common stock at the holder's option based upon the conversion formula as defined in the Preferred Stock Certificate of Designation. The Company also assumed an obligation to register the shares of its common stock underlying the Preferred Stock and the Warrants.

The $15 million in gross proceeds received was allocated between the Preferred Stock, the beneficial conversion feature, and the warrants based on the respective fair values of each instrument, or approximately $5.5 million for the Preferred Stock, approximately $4.4 million for the beneficial conversion feature, and approximately $5.1 million for the warrants. The initial carrying amount of the Preferred Stock was increased by periodic accretions so that the carrying amount would have been equal to the redemption amount ($15 million) at the redemption date in 2008. The periodic increases in carrying amount were effected by charges against additional paid in capital. The value of the beneficial conversion feature was determined by calculating the difference between the fair market value of the underlying common stock less the intrinsic value of the Preferred Stock based on the allocation of proceeds. As the Preferred Stock was convertible into common stock at any time, the beneficial conversion amount was accreted in its entirety at the date of issuance of the Preferred Stock.

In connection with the above Preferred Stock transaction, warrants were issued to purchase 307,298 shares of the Company's common stock at an exercise price of $22.448 per share. The warrants were to expire in 2008 and as of May 7, 2001 no warrants were exercised. The fair value of the warrants was determined to be $5,122,658 at the date of issuance and was separately recorded as warrants for the purchase of the Company's common stock and as a reduction to the Series A Convertible Preferred Stock. The fair value of the warrants was estimated on the date of issuance using the Black-Scholes option-pricing model with the following assumptions; expected volatility of 97%; risk-free interest rate of 5.25%; and contractual life of 8 years.

On May 7, 2001, the Company, Thomas Weisel Capital Partners L.P., a Delaware limited partnership, certain of its affiliates and RKB Capital, L.P. (the "Purchasers"), entered into an Exchange Agreement, pursuant to which we have issued Series A-1 Convertible Preferred Stock (the "Series A-1 Preferred"), having the terms and provisions set forth in the Certificate of Designation designating the Series A-1 Convertible Preferred Stock, on a one-for-one basis, in return for the exchange, surrender and cancellation of the Series A Redeemable Convertible Preferred Stock (the "Series A Preferred"). The Series A-1 Preferred issued in exchange for the Series A Preferred is substantially identical to the Series A Preferred with the exception of certain changes made to the redemption, dividend, protective and liquidation provisions thereof. In connection with this transaction, we also purchased the warrants associated with the Series A Preferred for an aggregate of $0.01. The Series A-1 Preferred is convertible to common stock at the holders' option based upon the conversion formula as defined in the Certificate of Designation.

The Series A-1 Preferred was recorded in stockholders' equity at its fair value. The difference between the carrying value of the Series A Preferred at the time of the exchange and the fair value of the Series A-1 Preferred of $5.35 million (as determined by an independent valuation) was recorded as an increase in additional paid-in capital and as a one-time adjustment to net income (loss) applicable to common stockholders. As a result of the Exchange Agreement, future periods will not have adjustments to income for accumulating dividends or allocations of the discounts associated with the Series A Preferred Stock.

8.

Segment Information

The Company has only one segment under the criteria of SFAS No. 131. The following table presents information by geographic area as of and for the respective fiscal periods):

Year Ended December 31,	2001	2000	1999
(In thousands)			
Total revenues attributable to:			
United States	$ 14,347	$ 13,455	$ 18,094
International	1,934	2,375	3,671
Total	$ 16,281	$ 15,830	$ 21,765

Revenue is classified based on the country in which the Company's Advantage Partner or customer is located. International assets and liabilities are insignificant to the overall presentation of segment information.

9.

Restructuring and Other Non-Recurring Charges

On February 6, 2001, we strategically reduced our workforce by 42 employees to align our expenses more closely with revenues. This reduction in force resulted in approximately $1.1 million of restructuring charges in the first quarter of 2001. This restructuring charge consisted of $652,000 of severance costs, $240,000 of lease termination and $179,000 of asset write-offs. All remaining costs are expected to be paid before the end of 2002. The table below outlines the restructuring accrual activity through December 31, 2001:

	Severance Costs	Lease Termination	Asset Write-Offs	Total
(In thousands)				
Restructuring charge	$ 652	$ 240	$ 179	$ 1,071
Usage	(632)	(141)	(179)	(952)
Balance December 31, 2001	$ 20	$ 99	$ —	$ 119

10.

Contingencies

The Company is, from time to time, subjected to certain claims, assertions or litigation by outside parties as part of its ongoing business operations. The outcomes of any such contingencies are not expected to have a material adverse effect on the financial condition or operations of the Company. In addition, in the ordinary course of business, the Company has issued a letter of credit as security for performance on the operating lease for its headquarters and, as a result, is contingently liable in the amount of approximately $220,000 at December 31, 2001.

11.

Valuation and Qualifying Accounts

(In thousands)	Beginning Balance	Allowance Increase (Decrease)	Recoveries/ (Write-offs)	Ending Balance
Deducted from asset account- Allowance for doubtful accounts				
Year ended December 31, 2001	$ 86	$ 10	$ 14	$ 110
Year ended December 31, 2000	90	48	(52)	86
Year ended December 31, 1999	443	(68)	(285)	90

12.

Quarterly Information (Unaudited)

The following table presents unaudited quarterly operating results for each of the Company's eight quarters in the two-year period ended December 31, 2001:

	Quarter Ending			
(In thousands, except per share amounts)	Mar. 31	June 30	Sept. 30	Dec. 31
Fiscal Year 2001				
Total revenues	$ 3,845	$ 4,173	$ 3,779	$ 4,484
Gross profit	2,717	3,187	2,777	3,437
Income (loss) from operations (1)	(3,293)	(759)	(644)	162
Net income (loss) applicable to common stockholders (2)	(3,699)	5,337	(557)	244
Basic income (loss) per share	(0.45)	0.65	(0.07)	0.03
Diluted income (loss) per share	(0.45)	(0.07)	(0.07)	0.03
Fiscal Year 2000				
Total revenues	$ 3,827	$ 4,502	$ 3,901	$ 3,600
Gross profit	2,630	3,190	2,429	2,334
Income (loss) from operations	(3,004)	(2,958)	(4,051)	(3,902)
Net income (loss) applicable to common stockholders	(7,504)	(3,226)	(7,285)	(4,090)
Basic and diluted earnings (loss) per share	(.99)	(.40)	(.90)	(.50)

(1) The quarter ended March 31, 2001 includes a restructuring charge of $1.1 million for the severance of 42 employees, termination of leases, and write-offs of related assets.

(2) In connection with the conversion of Series A Redeemable Convertible Preferred Stock into Series A-1 Preferred Stock in May 2001, the Company recorded a one-time $6.2 million increase in net income applicable to common stockholders representing the difference between the carrying value of the Series A Preferred Stock and the fair value of the Series A-1 Preferred Stock at the date of conversion.

The Board of Directors and Stockholders
Optika Inc.:

We have audited the accompanying consolidated balance sheets of Optika Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ending December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Optika Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Denver, Colorado
January 21, 2002

Our Common Stock is traded on the Nasdaq National Market under the symbol "OPTK." The following table sets forth the high and low closing sale prices per share of the Common Stock for the periods indicated, as reported on the Nasdaq National Market.

Quarter Ended	HIGH	LOW
December 31, 2001	$ 1.29	$ .69
September 30, 2001	$ 1.30	$ .72
June 30, 2001	$ 1.45	$ .93
March 31, 2001	$ 2.09	$ .75
December 31, 2000	$ 3.06	$ .72
September 30, 2000	$ 6.06	$ 3.50
June 30, 2000	$ 22.38	$ 5.06
March 31, 2000	$ 43.13	$ 13.69

As of March 15, 2002 we estimate there were approximately 122 holders of record of our Common Stock. This does not include the number of persons whose stock is in nominee or "street" name accounts through brokers.

We have never declared or paid any cash dividends on our capital stock since our inception, and do not expect to pay cash dividends on our Common Stock in the foreseeable future. Our bank line of credit currently prohibits the payment of cash dividends without the consent of the bank.

Mark K. Ruport
President, Chief Executive Officer and Chairman of the Board

Steven M. Johnson
Chief Financial Officer,
Executive Vice President,
Secretary and Chief Accounting Officer

James A. Franklin
Vice President – North American Direct Sales, Western Region

Kurt G. Michel
Vice President – North American Direct Sales, Eastern Region

Michael J. Rodsater
Vice President – North American Indirect Sales

Christopher J. Ryan
Vice President – Marketing

Thomas M. Rafferty
Vice President – Research and Development, Engineering and Customer Support

Richard A. Bass
Director

James T. Rothe, Ph.D.
Director

Alan B. Menkes
Director

Charles P. Schneider
Director

Independent Auditors
KPMG LLP
Denver, CO

Legal Counsel
Morrison & Foerster LLP
Denver, CO

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940
781-575-3120

Corporate Headquarters
7450 Campus Drive
Second Floor
Colorado Springs, CO 80920
Main: 719.548.9800

Internet Address
www.optika.com

Form 10-K
Copies of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission can be obtained, free of charge, by contacting Stapleton Communications at 650.470.4239 or writing to Optika Corporate Headquarters.

Investor Relations Hotline
Stapleton Communications Inc.
Phone: 650.470.4239

Annual Meeting
Stockholders are cordially invited to attend Optika Inc.'s annual meeting, May 8, 2002 at 9:00 A.M., at The Broadmoor, 1 Lake Avenue, Colorado Springs, CO 80906, 719.634.7711.

Optika USA
7450 Campus Drive, 2nd Floor
Colorado Springs, Colorado 80920
United States
719.548.9800
fax 719.531.7915

Optika Brazil
Av. Rio Branco, 45-Sala 2502
Rio de Janeiro
RJ-20090-004 Brazil
+55 21 2283 1486/2263
fax +55 21 2283 3937

Optika Europe/Middle East/Africa
Theale Court, 11-13 High Street
Theale, Reading
Berkshire RG7 5AH
United Kingdom
+44(0)118 930 4376
fax +44(0)118 930 5579

OPTIKA